KIRKLAND LAKE GOLD INC.

FINANCIAL STATEMENTS

APRIL 30, 2007 AND 2006

(EXPRESSED IN CANADIAN DOLLARS)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

Independent Auditors' Report

To the Shareholders of
Kirkland Lake Gold Inc.

We have audited the balance sheets of **Kirkland Lake Gold Inc.** as at April 30, 2007 and 2006 and the statements of operations and deficit and cash flows for each of the years in the three-year period ended April 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 2007 in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants, Licensed Public Accountants

Toronto, ON, Canada
July 17, 2007

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

KIRKLAND LAKE GOLD INC.

BALANCE SHEETS

AS AT APRIL 30, 2007 AND 2006

(EXPRESSED IN CANADIAN DOLLARS)

	2007		2006
	$		$
Assets
Current assets
Cash and cash equivalents (note 1)		26,275,033		9,411,925
Short term investments		283,589		-
Accounts receivable		1,608,666		2,626,486
Inventories (note 4)		4,102,165		4,295,899
Prepaid expenses and deposits		264,590		70,250
		32,534,043		16,404,560

Security deposits (note 3)		190,000		725,000
Mineral properties (note 5)		34,364,062		29,986,447
Property, plant, and equipment (note 6)		11,460,258		11,504,100
Mine closure bonds (note 8)		2,220,506		2,146,424
		80,768,869		60,766,531

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 14)		6,317,611		9,702,880
Contingencies (note 17)		125,005		150,000
Other liabilities		-		85,500
Asset retirement obligation (note 8)		2,700,480		1,845,780
		9,143,096		11,784,160
Shareholders' Equity
Capital stock (note 9)
Authorized
Unlimited common shares without par value
Issued
54,504,019 (2006 - 50,868,138) common shares		140,926,034		110,088,761
Options (note 10)		674,137		1,079,766
Warrants (note 11)		595,163		-
Contributed surplus (note 12)		2,797,768		2,797,768
Deficit		(73,367,329)		(64,983,924)
		71,625,773		48,982,371
		80,768,869		60,766,531
Operations, going concern and measurement uncertainty (note 1)

                  The accompanying notes are an integral part of these financial statements.

KIRKLAND LAKE GOLD INC.

STATEMENTS OF OPERATIONS AND DEFICIT
YEARS ENDED APRIL 30, 2007, 2006 AND 2005
(EXPRESSED IN CANADIAN DOLLARS)

	2007		2006		2005
	$		$		$
Revenue
Mining revenue		36,656,189		35,122,603		22,156,105

Expenses
Operating costs		33,504,829		30,834,472		36,217,949
Stock-based compensation for operational personnel		35,932		116,206		175,279
Amortization and depletion		3,476,188		3,853,109		2,354,335
Royalties (note 16)		1,442,327		1,341,286		677,132
		38,459,276		36,145,073		39,424,695

		(1,803,087)		(1,022,470)		(17,268,590)
Other Expenses
General and administrative		2,924,588		1,551,852		2,219,775
Stock-based compensation for administrative personnel		311,921		249,234		452,738
Exploration		4,859,718		5,024,637		8,127,896
Amortization of finance charges		-		-		866,755
Interest and bank charges		93,547		64,736		391,495
Foreign exchange loss		3,776		12,784		11,601
Interest and other income		(963,197)		(644,235)		(174,545)
		7,230,353		6,259,008		11,895,715

Loss before future income tax recovery		(9,033,440)		(7,281,478)		(29,164,305)
Future income tax recovery (note 15)		(650,035)		(824,918)		(1,005,120)
Loss for the year		(8,383,405)		(6,456,560)		(28,159,185)
Deficit - Beginning of year		(64,983,924)		(58,527,364)		(29,560,929)
Adoption of accounting standard (note 2)		-		-		(807,250)
Deficit - End of year - as restated		(73,367,329)		(64,983,924)		(58,527,364)

Basic and diluted loss per share		(0.16)		(0.13)		(0.68)
Weighted average number of shares outstanding		52,947,013		48,118,378		41,661,019

Operations, going concern and measurement uncertainty (note 1)

                  The accompanying notes are an integral part of these financial statements.

KIRKLAND LAKE GOLD INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED APRIL 30, 2007, 2006 AND 2005
(EXPRESSED IN CANADIAN DOLLARS)

	2007		2006		2005
	$		$		$
Cash flows from operating activities
Loss for the year		$(8,383,405)		$(6,456,560)		$(28,159,185)
Items not affecting cash
Future income tax recovery		(650,035)		(824,918)		(1,005,120)
Amortization and depletion		3,476,188		3,853,109		2,354,335
Accretion of interest and amortization of finance charges		-		-		894,633
Contingencies		-		150,000		-
Stock-based compensation		347,853		365,440		628,017
Accretion of asset retirement obligation		110,748		126,635
		(5,098,651)		(2,786,294)		(25,287,320)
Changes in non-cash working capital items
Accounts receivable		1,017,820		(1,846,328)		(345,152)
Inventories		193,734		(119,055)		(2,649,291)
Prepaid expenses		(194,340)		157,027		95,917
Accounts payable and accrued liabilities		(3,319,606)		(137,559)		2,366,219
Other liabilities		(110,495)		31,000		(29,500)

Security deposits		535,000		-		-
Interest on Mine Closure Bond		(74,082)		(102,989)		-
		(7,050,620)		(4,804,198)		(25,849,127)
Cash flow from investing activities
Purchase of property, plant and equipment		(1,765,071)		(2,326,920)		(2,275,181)
Purchase of short term investments		(283,589)		-		(10,535,000)
Proceeds from sale of investment		-		-		10,000,000
Additions to mineral properties		(5,366,601)		(12,258,878)		(7,104,560)
		(7,415,261)		(14,585,798)		(9,914,741)
Cash flows from financing activities
Net proceeds from issuance of capital stock		31,328,989		20,169,374		32,457,074
Proceeds from issuance and convertible loans		-		-		2,406,250
Repayment of notes payable and convertible loans				-		(2,187,500)
		31,328,989		20,169,374		32,675,824
Increase (decrease) in cash and cash equivalents		16,863,108		779,378		(3,088,044)
Cash and cash equivalents - Beginning of period		9,411,925		8,632,547		11,720,591
Cash and cash equivalents - End of period		26,275,033		9,411,925		8,632,547

Supplemental cash flow information (note 19)

                  The accompanying notes are an integral part of these financial statements.

KIRKLAND LAKE GOLD INC.
 NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2007, 2006 AND 2005
(EXPRESSED IN CANADIAN DOLLARS)

1.           Operations, going concern, and measurement uncertainty

Operations

Kirkland Lake Gold Inc. (the Company) owns gold mining and milling operations in Kirkland Lake, Canada, which were inactive when acquired in December 2001.

Going concern

While the accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, certain historical adverse conditions and events cast substantial doubt upon the validity of this assumption.

During the years ended April 30, 2007, 2006 and 2005, the Company incurred losses of $8.4 million, $6.5 million and $28.2 million, respectively.  Cash flow required for operating activities, including exploration costs charged to operations of $18.0 million, totaled $37.7 million for the three years.  The funds required to continue operations and exploration activities during this period have been financed primarily from the issue of equity or convertible debt instruments.

At April 30, 2007, the Company had working capital of $26.2 million and was committed to expend $1.4 million on eligible flow-through expenditures before December 31, 2007.

Management estimates that these funds, together with cash flow from targeted operations, will be sufficient to meet the Company's obligations and capital expenditure plans for the next fiscal year.

However, differences between actual results and those projected by management may be material.  It is possible that the operations will not generate sufficient cash flow for the Company to continue in the normal course without funding being provided from outside sources.

While management has been successful in obtaining sufficient funding for the Company’s operating and capital exploration requirements in the past, there is no assurance that such funding will be available to the Company, or that it will be available on terms which are acceptable to management.  If funding does not become available, the Company may not be able to continue as a going concern.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

Measurement uncertainty

The Company's history of operating losses from mining operations indicate at April 30, 2007, that the recorded costs for mineral properties and related fixed assets may not be recoverable.  Management estimates, using a constant gold price of $591 per ounce and operating costs similar to historical costs incurred over the past year, that annual production of approximately 59,000 ounces in fiscal 2008 and 80,000 ounces for each year thereafter would be required to cover costs of operations and estimated capital expenditures required for mining operations.  To date the Company has not been successful in achieving and sustaining this rate of production.  To recover these costs, and the carrying values of mineral properties and other mining assets, over the life of the mine will require a significant increase in tonnage of ore processed and ounces of gold produced annually, a reduction in the workforce and associated mining costs through the curtailment of certain development projects, or both.

There is significant uncertainty associated with the ability of the Company to achieve the increase in production or reduction in costs necessary to recover the carrying value of the mineral property and related assets.  In addition, gold price or Canadian/U.S. dollar exchange rate movements, the success of the Company in realizing the benefit of the production improvements noted above, changes in the costs of labour, and the other costs or unforeseen production difficulties all would have an impact on the ability of the Company to achieve its goals from operations.  The amount of working capital currently available for use by the Company could mean that a minor adverse development could have a significant impact on the Company's operations and ability to recover costs.

Comparative amounts

Certain of the prior years’ comparative amounts have been reclassified to conform with the current period’s financial statement presentation.

2.           Significant accounting policies

Generally accepted accounting principles

These financial statements are prepared in accordance with generally accepted accounting principals (GAAP) in Canada.

Stock Based Compensation

Effective May 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants (CICA) amendments to Section 3870.  The standard sets out a fair value approach that is required for all stock-based transactions.  Prior to May 1, 2004, the Company used the intrinsic value-based method to account for its employee stock incentive plan, and therefore no compensation expense had been recognized under the plan for stock options issued to employees and directors.  This change in policy has been applied retroactively without restatement of prior periods as allowed under the section.

Stock-based compensation on options is recorded as an expense over the period the options vest, based on the fair value estimated based on the Black-Scholes option pricing method.

The restatement resulted in a cumulative increase of $807,250 to the opening deficit at May 1, 2004 and increases of $132,009, $54,030 and $621,211 to share capital, contributed surplus, and options respectively.

Asset retirement obligation

On May 1, 2004 the Company retroactively adopted the new CICA accounting standard, Section 3110 for "Asset Retirement Obligations".  Operating under this Section, future obligations to retire an asset or property are recognized and recorded as a liability at fair value as at the time the asset is acquired or the event occurs, giving rise to such an obligation.  At each reporting period, asset retirement obligations are increased to reflect the interest element (Accretion expense) considered in the initial fair value of the measurement of the liabilities.  In addition, an asset retirement cost is added to the carrying amount of the related asset and depreciated over the life of the asset.  The capitalized asset retirement cost is amortized on the same basis as the related asset and along with the accretion expense, before arriving at net income.  The adoption of this standard did not have any material impact on the Company's financial position or results.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.  Areas, significant to the Company's business, where management's judgment is applied are mineral reserves and resource, impairment and recoverability of mineral properties, stock-based compensation, contingent liabilities, gold inventory in circuit, environmental and closure obligations.  By their nature such estimates are subject to measurement uncertainty.  Actual results could differ from these estimates, and these estimates may be subject to change in the future.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with an initial maturity of 90 days or less at the date of acquisition.

Investments

Investments include term deposits with an initial maturity of greater than 90 days, and are restricted to deposits with major Canadian banks and/or commercial paper of investment grade issuers.  The Company also holds investments in various funds of a private fund company.  Short-term investments are carried at the lower of cost and market value.

Inventories

Dore bars, gold in process, and stockpile ore are recorded at the lower of average production cost and net realizable value. Production costs include all direct costs plus fixed costs associated with the mine site.  The Company uses the current period average cost to value the inventory of gold on hand.  Mine operating supplies are valued at average cost less allowance for obsolescence.

Mineral properties and deferred exploration costs

The Company expenses exploration expenditures and near term ore development costs as incurred. Property acquisition costs and longer term development costs incurred to expand ore reserves are deferred and depleted on a units-of-production basis over proven and probable reserves which are currently accessible by the Company.  Management's estimate of gold price, recoverability proven and probable reserves, operating capital and reclamation costs are subject to risk and uncertainties affecting the recoverability of the Company's investment in mineral properties.  The Company assesses capitalized costs for recoverability on an annual basis or more frequently if changes in circumstances suggest that possible impairment.  Where information is available and conditions suggest impairment, estimated future net cash flows are calculated using estimated future prices, reserves and operating, capital and reclamation costs on an undiscounted basis.  If the net carrying value of the property exceeds the estimated future net cash flows, the property will be written down to fair value.

Property, plant and equipment

Property, plant and equipment costs are recorded at cost and amortized on a straight line basis over the following terms:

Computer equipment	3 years
Vehicles	5 years
Mine and mill equipment	10 years
Buildings	10 years

Revenue recognition

Revenue is recognized on title transfer of the gold to the purchaser which occurs when the gold is received by the purchaser.  Adjustments to accounts receivable, if any, between the date of title transfer and the settlement date are recorded when determined.

The Company from time to time enters into commodity contracts to minimize its exposure to fluctuations in the price of gold.  Any gains or losses are recorded in revenue.

Foreign currency translation

The Company generally seeks to sell its gold in Canadian dollars.  To the extent these transactions are denominated in foreign currencies, they are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date.  Gains and losses arising from restatement of foreign currency monetary assets and liabilities and transactions are included in the statement of operations and deficit.

Income taxes

The Company uses the liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not, that future income tax assets will not be realized.

Flow-through shares

The Company from time to time issues flow through shares to finance a portion of its Canadian exploration program. Pursuant to the terms of flow through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers.  To recognize the foregone tax benefits, share capital is reduced and a future income tax liability is recognized as the related expenditures are renounced.  This future income tax liability is then reduced by the recognition of previously unrecorded future income tax assets on unused taxes losses.

Loss per common share

Loss per share is calculated using the weighted average number of common shares issued and outstanding during the year.

The Company follows the treasury stock method in the calculation of diluted earnings per share.  As the Company is incurring losses, basic and diluted loss per share are the same since including the exercise of outstanding stock options and share purchase warrants in the diluted loss per share calculation would be anti-dilutive.

3.           Security Deposits

The Company’s short-term investments include $190,000 held as collateral to provide a letter of credit to the Independent Electricity Market Operator as security for payment in connection with ongoing electricity usage.

4.           Inventories

	2007		2006
	$		$
Mine operating supplies		1,184,806		1,147,502
Gold in process		2,694,267		2,657,417
Surface stockpile		223,092		490,980
		4,102,165		4,295,899

5.           Mineral properties

The Company's mineral properties comprise five contiguous mining properties in and around Kirkland Lake, Ontario.

	2007		2006
	$		$
Balance - Beginning of year		29,986,447		20,227,298
Development and rehabilitation costs		6,044,890		11,867,437
Depletion		(1,667,275)		(2,108,288)
Balance - End of year		34,364,062		29,986,447

	2007
	Cost		Accumulated depletion		Net
	$		$		$
Acquisition allocation		1,015,523		141,836		873,687
Underground development		35,195,526		4,344,857		30,850,669
Underground pumping		2,050,942		356,813		1,694,129
Mill & surface facilities		149,371		26,708		122,663
Lakeshore property		1,000,411		177,497		822,914
		39,411,773		5,047,711		34,364,062

	2006
	Cost		Accumulated depletion		Net
	$		$		$
Acquisition allocation		795,648		106,713		688,935
Underground development		29,370,151		2,853,998		26,516,153
Underground pumping		2,050,942		266,276		1,784,666
Mill & surface facilities		149,731		20,114		129,617
Lakeshore property		1,000,411		133,335		867,076
		33,366,883		3,380,436		29,986,447

6.           Property, plant and equipment

	2007
	Cost		Accumulated amortization		Net
	$		$		$
Computer equipment		647,830		428,327		219,503
Mine and mill equipment		16,723,590		5,992,127		10,731,463
Vehicles		129,493		76,587		52,906
Buildings		688,926		232,540		456,386
		18,189,839		6,729,581		11,460,258

	2006
	Cost		Accumulated amortization		Net
	$		$		$
Computer equipment		433,471		298,532		134,939
Mine and mill equipment		15,227,406		4,438,354		10,789,052
Vehicles		115,957		56,132		59,825
Buildings		688,926		168,642		520,284
		16,465,760		4,961,660		11,504,100

7.           Convertible loans

(a)	On June 10, 2004, the Company completed loan financing of $2,406,250. The loan had a term of six months and bore interest at the rate of 10% per year.

The principal amount of the loan was convertible at the lenders' option into common shares at the rate of $4.40 per common share.

The Company determined the value of the equity conversion feature of the convertible loans to be $346,344 using the Black Scholes option pricing model.  The remainder of $2,059,906 was classified as debt.

The lenders received an aggregate of 54,140 common shares as a bonus for making the loans. The common shares were determined to have a fair value of $216,019 which was to be amortized over the term of the loan.

On December 10, 2004, this promissory note was converted into 546,875 common shares of the Company.

(b)
On August 11, 2003, the Company agreed to complete a loan financing of $1,000,000.  The loan had a term of eighteen months, which could be extended for eighteen months at the Company's option (see below), and bore interest at the rate of 10% per year.

The principal amount of the loan was convertible at the lenders' option into common shares at the rate of $4.00 per common share and the accrued interest was convertible into common shares at the rate equal to the higher of $4.00 per common share or the then market price of the Company's shares.  If the loan was converted or repaid before the first anniversary date of the closing in August 2003, the lender would receive one year's worth of interest (excluding interest converted into shares) on the original loan amount.

The Company determined the value of the equity conversion feature of the convertible loans to be $189,111 using the Black Scholes option pricing model.  The remainder of $810,889 was classified as debt.

On August 11, 2003 the lender received 75,000 common shares at $3.00, as a bonus for making the loan, which was determined to have a fair value of $225,000 and was to be amortized over the initial term of the loan.

On February 11, 2005, the maturity date of the loan, the lender was issued 250,000 common shares upon the lender’s election to convert the principal amount into common shares of the Company at the rate of $4.00 per share. The lender did not elect whether to convert the accrued interest into common shares or be paid the accrued interest in cash.  Accordingly, the Company has recorded the accrued interest of $150,635 as an account payable.

8.           Asset retirement obligation

The Company has assumed responsibility for the reclamation and site restoration plans originally filed with the Ontario Ministry of Northern Development and Mining (MNDM) in connection with all of the Kirkland Lake properties. The estimated total costs of reclamation and site restoration at April 30, 2007 are $4,452,597 (2006 - $2,711,670) and financial assurance has been provided to the MNDM by way of mine closure bonds in the amount of $2,220,506 including accrued interest of $177,071, which bears interest at 2.75% per annum.

A reconciliation for asset retirement obligation is as follows:

	2007		2006
	$		$
Balance - Beginning of year		1,845,780		2,110,583
Accretion		110,748		126,635
Revision to the timing of estimated mining life		-		(391,438)
Revision in estimate cash flows		743,952		-
Balance - End of year		2,700,480		1,845,780

During the year, the Company reviewed total proven and probable reserves, which resulted in the extension of the remaining life of the mine and, consequently, the extension of the cash flow projection and reduction of the asset retirement obligations and mineral properties.  This reduction of the asset retirement obligation was offset in the year by the increase to the Company estimate of the total cost of reclamation and site restoration, resulting in a net increase in the obligations at April 30, 2007.  The updated closure plan, including the revisions of the cost estimate, has yet to be filed with the MNDM.  Furthermore, the required financial assurance related to the increase in the cost estimate has not yet been provided to MNDM.

There were no liabilities incurred or settled during 2007 and 2006.

The provision for asset retirement obligations is based on the following key assumptions.

•  The total undiscounted cash cost as at April 30, 2007 is $4,452,597.

•  The expected settlement to be in 2020.

•  A credit adjusted risk free rate at which the estimated payments have been discounted of 6%.

•  An inflation rate of 2%.

9.	Capital stock

	Number of shares	Amount $
Balance - April 30, 2004	36,479,606	51,956,501

Exercise of options	362,051	1,108,398
Exercise of warrants	1,298,568	5,328,575
Private placements	6,438,022	30,605,689
Convertible loans	851,015	4,157,724
Share issuance costs	-	(2,843,594)
Share proceeds allocated to warrants	-	(238,067)
Renunciation of flow-through shares	-	(1,005,120)
Balance - April 30, 2005	45,429,262	89,070,106

Exercise of options	459,875	1,414,804
Exercise of warrants	2,173,501	10,118,918
Private placements	2,805,500	11,499,750
Share issuance costs	-	(672,340)
Share proceeds allocated to warrants	-	(517,559)
Renunciation of flow-through shares	-	(824,918)
Balance - April 30, 2006	50,868,138	110,088,761

Exercise of options	561,124	2,231,819
Exercise of warrants	225,826	2,600,180
Private placements	2,848,931	29,301,459
Share issuance costs	-	(1,766,683)
Share proceeds allocated to warrants	-	(879,467)
Renunciation of flow-through shares	-	(650,035)
Balance - April 30, 2007	54,504,019	140,926,034

(a)
On December 1, 2003, the Company completed a private placement of 2,200,000 units at a price of $3.90 per unit for gross proceeds of $8,580,000. Each unit consisted of one common share and one half of a share purchase warrant. Each whole warrant is exercisable for a period of 18 months (expiring June 1, 2005) at a price of $4.40 per share. The Company incurred commissions, fees and legal costs totaling $406,819 in connection with this placement. The share purchase warrants issued as part of this placement have been recorded at fair value of $1,659,959.

(b)	On December 5, 2003, the Company issued 109,375 common shares, at a fair value of $4.78 per common share, to extend the maturity date of the $2,187,500 note payable to June 11, 2004.

(c)
On April 29, 2004, the Company completed a private placement of 2,174,129 units at a price of $4.60 per unit for gross proceeds of $10,000,993. Each unit consisted of one common share and one half of a share purchase warrant. Each whole warrant will entitle the holder to purchase a further common share for a period of 15 months (expired July 29, 2005, and the remaining were exercised) at a price of $5.20 per share. The Company incurred commissions, fees and legal costs totaling $475,000 in connection with this placement. The share purchase warrants issued as part of this placement have been recorded at a fair value of $930,606.

(d)	On June 10, 2004, the Company issued 54,140 common shares at a fair value of $3.99 per common share, as a bonus on the $2,406,250 convertible loan financing.

(e)
On July 29, 2004, the Company closed a brokered private placement of 3,987,730 shares at a price of $4.00 per share for gross proceeds of $15,950,920. The agent also received 199,386 warrants exercisable at $4.00 as compensation for the placement.  The warrants were fully exercised on January 29, 2006.

(f)	On November 16, 2004, the Company completed a placement of 1,950,292 common shares at a price of $6.00 per share for gross proceeds of $11,701,752.

(g)	On December 10, 2004, a promissory note, in the amount of $2,406,250 was converted into 546,875 common shares.

(h)
On December 22, 2004, the Company completed a sale by private placement of 500,000 flow-through common shares at a price of $6.00 per share for gross proceeds of $3,000,000.  All proceeds were spent by December 31, 2005.

(i)	On February 11, 2005, a promissory note, in the amount of $1,000,000 was converted into 250,000 common shares of the Company.

(j)
On August 25, 2005 the Company completed a sale by private placement of 1,250,000 common shares at a price of $4.00 per share for gross proceeds of $5,000,000. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant was exercisable until May 25, 2006 at a price of $4.60 per share.

(k)
On September 26, 2005 the Company completed a sale by private placement of 1,000,000 units at a price of $4.00 per unit, for gross proceeds of $4,000,000. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant was exercisable until June 28, 2006 at a price of $4.60 per share.

(l)
On October 12 and 14, 2005 the Company completed a sale by private placement of 555,500 flow through shares at a price of $4.50 per share for gross proceeds of $2,499,750.  All proceeds were spent by December 31, 2006.

(m)
On May 24 and 25, 2006 and June 2, 2006, the Company completed a private placement of 1,793,500 units at a price of $9.20 per unit totaling $16,500,200 ($15,456,838 net). Each unit consisted of one common share and one-half of a share purchase warrant. Of the 896,750 share purchase warrants issued, 271,750 warrants are exercisable until May 24, 2007, 615,000 warrants are exercisable until May 25, 2007 and 10,000 warrants are exercisable until June 2, 2007 at a price of $10.50 per share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $879,467.  All warrants have been exercised.

(n)
On December 29, 2006 the Company closed a brokered private placement of 168,285 flow through shares at a price of $10.70 per share for gross proceeds of $1,800,649. The Company incurred commissions, fees and legal costs totaling $128,580 in connection with this placement.  As of April 30, 2007, $1.4 million remains to be spent.

(o)
On April 30, 2007, the Company closed a brokered private placement of 887,146 common shares at a price of $12.40 per share for gross proceeds of $11,000,610 (net $10,350,571). The Company incurred commissions totaling $650,039 in connection with this placement.

10.           Options

The Company has adopted a stock option plan. The plan allows the Company to grant options to directors, senior officers and employees of or consultants to the Company and its subsidiaries or employees of a corporation providing management services to the Company.  At the time of inception of the plan the aggregate number of shares which could be subject to issuance pursuant to options granted under this plan was 3,500,000 shares.  As at April 30, 2007 a total of 2,644,000 shares remain available for issuance pursuant to outstanding options, or options which may be granted, under this plan.

The plan provides that the exercise price of an option granted under the plan shall not be less than the market price at the time of granting the option. Options have a maximum term of 10 years and terminate on the 90th day after the optionee ceased to be any of a director, officer, consultant or employee; on the 30th day after the optionee ceased to be an employee or consultant if the optionee was engaged in providing investor relations services for the Company; or the earlier of the 90th day and the third month after the optionee ceased to be an employee or officer if the optionee is subject to the tax laws of the United States of America.

Notwithstanding that options can have a maximum term of 10 years it is presently the policy of the Company to issue options for terms of five years.

The change in stock options issued during the years ended April 30 is as follows:

	2007		2006
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Options outstanding - Beginning of year	737,124	2.87	1,203,999	2.58
Granted	385,000	8.68	-
Exercised	(561,124)	2.64	(459,875)	2.08
Forfeited	-	-	(7,000)	4.70
Options outstanding - End of year	561,000	7.09	737,124	2.87
Options exercisable - End of year	176,000	3.61	632,624	2.57

The following table summarizes information about stock options outstanding and exercisable at April 30, 2007:

Exercise price $	Options outstanding	Options exercisable	Outstanding options weighted average remaining life (years)	Exercisable options weighted average remaining life (years)
2.20	5,500	5,500	0.70	0.70
2.45	35,000	35,000	0.10	0.10
2.80	10,000	10,000	1.29	1.29
3.95	106,000	106,000	1.58	1.58
4.70	19,500	19,500	2.41	2.41
8.65	365,000	-	4.75	-
9.30	20,000	-	0.67	-
2.20 - 9.30	561,000	176,000	3.53	1.33

The fair value of each option at the date of grant was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2007	2006	2005

Expected life of options	5 years	5 years	5 years
Risk-free interest rate	4-5%	4-5%	4-5%
Expected stock price volatility	50%	50%	70%
Expected dividend yield	-	-	-

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate.

The value ascribed to unexercised options recorded as a component of shareholders' equity is as follows:

	2007		2006		2005
	$		$		$

Balance - Beginning of year		1,079,766		1,184,062		170,451
Adjustment on adoption of accounting standard		-		-		807,250
Fair value of options granted		-		-		(132,009)
Exercise of options		-		-		(54,030)

Adjustment after change in accounting policy		1,079,766		1,184,062		791,662
Accretion of options granted		347,853		365,440		721,983
Exercise of options		(753,482)		(456,217)		(229,640)
Options forfeited		-		(13,519)		(99,943)
Balance - End of year		674,137		1,079,766		1,184,062

11.           Warrants

The changes in warrants outstanding are as follows:

	2007		2006		2005
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Warrants outstanding - Beginning of year	-	-	3,224,465	3.88	4,323,647	3.88
Granted	896,750	10.50	1,125,000	4.00	199,386	4.00
Exercised	(225,826)	10.50	(2,173,501)	3.04	(1,298,568)	3.04
Expiry	-	-	(2,175,964)	4.70	-	-

Warrants outstanding - End of year	670,924	10.50	-	-	3,224,465	4.22

The value ascribed to unexercised warrants recorded as a component of equity is as follows:

	2007		2006		2005
	$		$		$

Balance - Beginning of year		-		3,841,480		4,983,765

Unit proceeds allocated to warrants		(55,298)		-		-
Warrants issued in private placements		879,467		517,559		238,070
Exercise of warrants		(229,006)		(1,735,548)		(1,380,355)
Expiry of warrants		-		(2,623,491)		-
Balance - End of year		595,163		-		3,841,480

12.           Contributed Surplus

	2007		2006
	$		$

Balance - Beginning of year		2,797,768		160,755

Forfeited options		-		13,519
Expired warrants		-		2,623,494

Balance - End of year		2,797,768		2,797,768

13.           Financial instruments and commodity contracts

The Company’s financial instruments consist of cash and cash equivalents, short term investments, security deposits, accounts receivable, accounts payable, and other liabilities. At April 30, 2007, the carrying values of these instruments approximate their fair values based on the nature of these instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

As at April 30, 2007, the Company had an outstanding commodity contract with Johnson Matthey to fix the price of gold for a portion of the first gold pour in fiscal 2008.  As at April 30, 2007 there were 232 ounces at an average price of $753 per ounce to be delivered for this contract.  Fair value is not significantly different from stated value.

14.           Related party transactions

The following related party transactions occurred during the year:

(a)	The Company paid office facilities and administration services in the amount of $42,000 (2006 - $42,000) to a Company related by a director and officer in common.

(b)
At April 30, 2007, accounts payable included $4,072 (2006 - $3,786) owing to companies with a director and officer in common. Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

15.           Income taxes

(a)
Income taxes expenses vary from the amount that would be computed by applying the combined federal and provincial income tax rate of 34.00% (2006 – 33.00%; 2005 - 36.12%) to loss before income tax recovery as follows:

	2007		2006		2005
	$		$		$
Loss before income taxes recovery		(9,033,440)		(7,281,478)		(29,164,305)

Expected income taxes recovery		(3,071,370)		(2,333,917)		(10,534,147)
Income tax benefit not recognized		873,261		1,131,466		7,633,773
Resource allowance and non-deductible items		2,198,108		1,202,451		2,900,374
Benefit of tax assets not previously recognized		(650,035)		(824,918)		(1,005,120)
		(650,035)		(824,918)		(1,005,120)

(b)
Future income taxes reflect the net tax effects of non-capital loss carry-forwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s future tax assets are as follows:

	2007		2006		2005
	$		$		$
Future income and resources tax assets
Net operating loss carry-forwards		16,287,812		13,849,819		15,227,725
Mineral properties		597,089		-		-
Asset retirement obligation		976,392		609,107		762,343
Property, plant and equipment		1,954,291		1,827,660		1,118,820
Share issuance costs		1,166,532		1,056,289		1,456,121
		20,982,116		17,342,875		18,565,009
Less: Valuation allowance		(20,332,081)		(16,373,617)		(17,559,889)
Net future tax assets		650,035		969,258		1,005,120
Future income and resources tax liabilities
Mineral properties		(650,035)		(969,258)		(1,005,120)
Net future tax asset		-		-		-

(c)	The Company has non-capital losses, which may be carried forward and applied against taxable income in future years. These losses expire during the following years:

	Federal		Ontario
	$		$

2008		412,780		650,755
2009		916,624		916,551
2010		4,150,879		4,150,879
2014		17,920,438		17,112,638
2015		18,207,964		16,728,289
2026		1,870,252		1,752,117
2027		4,981,131		5,566,077
		48,460,068		46,877,306

 16.           Commitments

A net smelter royalty is payable on a sliding scale commencing at 2% if the price of gold sold is equal to or greater than US$300 per ounce and increasing to 4% if the price of gold sold is equal to or greater than US$500 per ounce.  The royalty amount due is payable quarterly commencing on the third month anniversary of the commencement of commercial production from any of the properties and terminates upon a maximum aggregate payment of $15 million.  During the year ended April 30, 2007, royalties under this agreement amounted to $1,460,400 (2006 - $1,266,628;  2005 - $642,396).

A Joint Venture (JV) between Queenston Mining Inc. and the Company was formed in October 2005 to explore and earn a 50% interest in the Kirkland West property held by Newmont Canada Limited.  The Joint Venture requires a commitment for escalating expenditures on an annual basis.  The JV partners are required to spend $650,000 on or before June 30, 2007; which includes $332,028 on the Company’s behalf.   This requirement has been met.  After these commitments have been met, the JV partners have until September 1, 2007 to decide if they’ll commit to the final required expenditures, per the agreement with Newmont.  Should the JV partners make a decision to commit to the final expenditure requirements, the Company will be required to spend $500,000 on exploration.

A Joint Venture (JV) between Queenston Mining Inc. and the Company was formed in April 2007 to explore the Morgan property.  The Company has agreed to spend $517,000 on exploration for the fiscal year 2008.

With regard to the Morgan purchase agreement, the Company has committed to pay the vendor $62,500 and issue shares in the Company having an aggregate value of $62,500 based upon the weighted average share price for 30 days preceding January 1, 2008, on or  before January 15, 2008.

17.           Contingencies

On May 8, 2006 four charges were laid against the Company under the Provincial Offences Act (Ontario) in the Ontario Court of Justice by the Ontario Ministry of Labour for four alleged violations of the Occupational Health and Safety Act (Ontario). The charges are in connection with the death of an employee in December, 2005. The Company was found guilty on one charge.  In November 2006, a “Notice of Fine” was received from the Ontario Court of Justice in the amount of $125,005; with a due date of November 7, 2008.  The Contingency amount was adjusted to reflect this change.  All legal actions relating to this incident have been resolved.

18.           Segmented information

The Company has one operating segment consisting of a mining and milling operation located in Kirkland Lake, Canada. During the years ended April 30, 2007, 2006 and 2005 all of the Company's capital assets, revenues earned and operations were in Canada, and all mining revenue was earned from one customer.

19.            Supplemental cash flow information

Cash and cash equivalents comprise cash on deposit with Canadian chartered banks.

During the years ended April 30, 2007, 2006 and 2005, the Company conducted non-cash financing and investing activities as follows:

	2007		2006		2005
	$		$		$

Warrants issued as share issuance costs		-		-		238,067
Warrants/ common shares issued as finance
charges for loan		-		-		216,019
Value assigned to option/ warrant exercised		982,488		2,191,765		1,741,992
Issuance of shares to settle debt		-		-		3,941,705

20.           Material differences between Canadian and US GAAP

The financial statements of the Company have been prepared in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP. The significant measurement differences between GAAP in Canada and the United States and their effect on these financial statements are as follows:

	2007		2006		2005
	$		$		$
Loss for the year
Loss for the year following Canadian GAAP		(8,383,405)		(6,456,560)		(28,159,185)
Accretion of convertible loan (a)		-		-		445,026
Future income tax recovery (c)		(262,980)		(536,058)		(430,000)
Loss for the year following U.S. GAAP		(8,646,385)		(6,992,618)		(28,144,159)

Basic and diluted loss per share following U.S. GAAP		(0.16)		(0.14)		(0.68)

Shareholders' Equity
Shareholders' equity following Canadian GAAP		71,625,773		48,982,371		35,729,039
Equity component of convertible loan (a)		-		-		(630,001)
Accretion of convertible loan (a)		-		-		630,001
Flow through shares (c)		262,980		536,058		430,000
Future income tax (c)		(262,980)		(536,058)		(430,000)
Shareholders' equity following U.S. GAAP		71,625,773		48,982,371		35,729,039

Cash Flows
Cash and cash equivalents - End of year
following Canadian GAAP		26,275,033		9,411,925		8,632,547
Restricted cash - Flow-through shares (d)		(1,406,104)		(1,800,000)		(2,187,000)
Cash and cash equivalents - End of year
following U.S. GAAP		24,868,929		7,611,925		6,445,547

Cash flows from investing activities -
following Canadian GAAP		(7,415,261)		(14,585,798)		(9,914,741)
Flow through shares not distributed during
the year (d)		(1,406,104)		(1,800,000)		(2,187,000)
Flow through realized from previous year (d)		1,800,000		2,187,000		5,163,723

Cash flows from investing activities following U.S. GAAP		(7,021,365)		(14,198,798)		(6,938,018)

(a)           Convertible loans

On June 11, 2002, August 11, 2003, and June 10, 2004 the Company issued convertible loans (note 7). Under Canadian GAAP, the fair value of the equity conversion feature is valued and recorded as a component of shareholders’ equity and the carrying amount of the loans are accreted over the term to maturity through a charge to interest expense. Under U.S. GAAP, the full face value of the convertible loans is classified as a liability and any accretion charges under Canadian GAAP are reversed.

(b)           Stock based compensation

For U.S. GAAP purposes, the Company accounted for stock-based employee compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” until April 30, 2004. Under this method, the stock options granted at exercise prices at or above the quoted market value of the Company’s common shares at the date of the grant, there is no compensation cost recognized by the Company for options granted to employees.

In December 2004, the FASB issued SFAS 123R “Accounting for Stock-based Compensation.” This statement superseded APB 25 and eliminated the option to use the intrinsic value method for valuing stock-based compensation. It is applicable to transactions in which an entity exchanges its equity instruments for goods and services. FAS 123R requires that the fair value of such equity instruments is recorded as an expense as services are performed.

During fiscal 2005, for U.S. GAAP purposes, the Company adopted the fair value based method of accounting for stock-based compensation on a modified prospective basis in accordance with FAS 148. This application is consistent with the application of CICA 3870 under Canadian GAAP. Accordingly, effective May 1, 2004, there is no difference on accounting for stock-based compensation under Canadian and U.S. GAAP.

(c)           Flow-through Shares

The Company received a premium to market on the issuance of flow through shares in the amount of $387,055 (2006 - $288,860) which was recorded in share capital under Canadian GAAP. For U.S. GAAP purposes, SFAS 109, “Accounting for Income Taxes”, the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A future tax liability is recognized for the premium paid by the investors.

In 2007, for Canadian GAAP purposes, the Company recorded a future income tax recovery of $650,035 (2006 - $824,918;  2005 - $1,005,120) and a corresponding reduction of share capital in respect of flow-through share financing. Under U.S. GAAP, the renunciation and recognition of unrecognized future tax assets result in offsetting charges and recoveries that do not impact earnings.

(d)           Restricted Cash

Under U.S. GAAP, funds raised from the issuance of flow-through shares, which have not yet been disbursed on qualifying exploration expenditures, would be disclosed as restricted cash and excluded from current assets. Accordingly, cash and cash equivalents under U.S. GAAP would be reduced by $1,406,104 at April 30, 2007 (2006 - $1,800,000; 2005 - $2,187,000) and restricted cash would be presented outside of current assets on the balance sheet.

(e)           Impact of Recently Issued Accounting Standards

In January 2003, the Financial Accounting Standards Board or “FASB” issued Interpretation No. 46, consolidation of Variable Interest Entities, and an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”). FIN 46 establishes accounting guidance for consolidation of variable interest entities by the primary beneficiary. FIN 46 applies to any business enterprise, public or private, that has a controlling interest, contractual relationship with a variable interest entity. In December 2003, the FASB issued Interpretation No. 46R (“FIN 46R”) which supersedes FIN 46 and is effective for all Variable Interest Entities (“VIEs”) created after February 1, 2003 at the end of the first interim or annual reporting period ending after March 15, 2004. The Company has determined that it has no VIEs.

In March 2004, the Emerging Issues Task Force issued EITF 04-02, Whether Mineral Rights are Tangible or Intangible Assets (“EITF 04-02”). The Task Force reached a consensus that mineral rights are tangible assets. In April 2004, the FASB issued FASB Staff Positions (“FSPs”) FAS 141-1 and FAS 142-1, Interaction of FASB Statement No. 141, Business Communications (“SFAS 141”), and No. 142, Goodwill and Other Tangible Assets (“SFAS 142”), and EITF Issue No. 04-02, Whether Mineral Rights are Tangible or Intangible Assets. The FSPs amend SFAS 141 and 142 to conform them to the Task Force Consensus. The FSPs are effective for the first reporting period beginning after April 29, 2004, but earlier adoption is permitted. The Company has adopted these provisions effective May 1, 2004 with no impact on the financial statements.

In March 2004, the EITF issued EITF 04-03, Mining Assets Impairment and Business Combinations. EITF 04-03 requires mining companies to consider cash flows to the economic value of mining assets (including mineral properties and rights) beyond those assets’ proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for reporting periods beginning after March 31, 2004 but earlier adoption is permitted. Effective May 1, 2004 the Company adopted EITF 04-03.

In December 2004, the FASB issued SFAS 153, “Exchange of Non-Monetary Assets - an amendment of APB 29”. This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exceptions of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in the fiscal periods beginning on or after June 15, 2005.

In June 2006 the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48, “Accounting for Uncertainty in Income Taxes.”  FIN 48 is an interpretation of FASB Statement No. 109, “Accounting for Income Taxes,” and must be adopted by the Company for the fiscal year beginning May 1, 2007.  FIN 48 prescribes a comprehensive model for recognizing , measuring, presenting and disclosing in the financial statements uncertain tax positions that the Company has taken or expects to take in its returns.  Management is currently evaluating the impacts of FIN 48.

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (“FAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  The Company is currently evaluating the impact that FAS 157 will have on its financial statements.

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Liabilities – including an amendment of FASB Statement No. 115”, (“FAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates.  A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.  This statement is expected to expand the use of fair value measurement.  FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim period within those years.  The Company is currently evaluating the impact that FAS 159 will have on its financial statements.

New Accounting Pronouncements in Canada

In April 2005, the AcSB issued CICA 3855 – Financial Instruments Recognition and Measurement.  Financial instruments other than trade receivables, trade payables, and certain other financial liabilities including long term debt must be recorded at fair value, not historical cost. If a financial instrument is measured at fair value, changes in its fair value are recognized in operations in the period in which they occur except for investments, and possible certain other assets, designated as being “available for sale” securities, where changes in the fair value are recorded directly in shareholders’ equity in a special account called “other comprehensive income” until the asset disappears or is impaired.  At that time, the gains and losses are transferred to the operations statement. The result of applying this standard is that income from these investments will be reported in the statement of operations as if the asset were accounted for at historical cost.

In April 2005, the AcSB issued CICA 1530, Comprehensive Income, which introduces new rules for the reporting and display of comprehensive income. Comprehensive income, which is currently reported under U.S. GAAP, is the change in shareholders’ equity of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gain and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment).

In April 2005, the AcSB issued CICA 3865, Hedges, which is applicable when a company chooses to designate a hedging relationship for accounting purposes.  It builds on the existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting applies and what disclosures are necessary when it is applied.

These new Canadian standards are effective for fiscal years starting on or after October 1, 2006 and can be adopted earlier but only at the beginning of a fiscal year and only if the Company has not already issued interim financial statements that cover part of the year.  The Company is currently assessing the impact of these standards.

In June 2005, the AcSB issued CICA 3831, Non-monetary Transactions, replacing the former CICA 3830, Non-monetary Transactions. This statement will be effective for fiscal periods beginning after January 1, 2006. Earlier application is permitted for non-monetary asset exchanges executed in periods beginning on or after July 1, 2005. Retroactive application is prohibited. This new Canadian standard is, in all material respects, consistent with the new U.S. standard described above.  The Company did not have any non-monetary transactions in the current fiscal year ended April 30, 2007.